FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: December 31, 2013	By:	/s/ Shanthi Venkatesan
Name: Shanthi Venkatesan
Title: Deputy General Manager

Item 1

OTHER NEWS

Subject- Change in Company Secretary

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank has informed the domestic stock exchanges where it is listed viz, Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) that Mr. Sandeep Batra would cease to be the Group Compliance Officer and Company Secretary of ICICI Bank Limited effective January 1, 2014 pursuant to his appointment as Executive Director (subject to regulatory approvals) on the Board of ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank.

Mr. Sanker Parameswaran, Senior General Manager and Head, Corporate Legal Group would be the Company Secretary of ICICI Bank Limited effective January 1, 2014. Mr. Sanker Parameswaran would also be the Compliance Officer of ICICI Bank Limited for the purpose of the listing agreement executed with the stock exchanges.